Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JUNE 2024	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NATUZZI ITALIA TECHNICAL PARTNER OF THE G7 IN APULIA

Santeramo in Colle, Bari, Italy – June 14, 2024 – The Group of Seven (G7), comprising presidents and political leaders of Italy, Canada, France, Germany, Japan, the United Kingdom, and the United States, along with the European Union leaders, will convene for the 50th G7 Summit from June 13 to 15, 2024, in Apulia. This year marks a historic first as Pope Francis will participate in the summit, emphasizing the importance of ethical considerations and social justice in global economic discussions.

Natuzzi Italia is honoured to have been selected to furnish the meeting rooms for bilateral leader meetings at the G7 in Apulia. Among the collections featured will be Re-vive, the iconic collections which celebrates its 10th anniversary.

Pasquale Natuzzi, Executive Chairman of the Natuzzi Group, stated: "We are proud to be a partner at the G7 in Apulia and to furnish the Summit's venues at Borgo Egnazia. This remarkable setting will hopefully inspire political leaders as they make significant decisions.

The products we have chosen for this event and the environments we have created aim to convey Natuzzi's core values: respect for human rights, work ethics, sustainable growth, transparency, and harmony."

With over 680 stores worldwide, from the United States to China, Natuzzi is a leading “distribution infrastructure” of "Made in Italy" globally. Natuzzi role as an "ambassador of Made in Italy" was recently reaffirmed by an independent market research survey released in April 2024, which recognized Natuzzi as the most well-known European brand in key markets, including the US and China.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 676 monobrand stores in addition to more than 600 galleries as of March 31, 2024, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	June 14, 2024	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi